Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

Interim Consolidated Financial Statements

(unaudited)

Third Quarter | September 30, 2023

Accelerating success.

Colliers International Group Inc.

Consolidated Statements of Earnings (Loss)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022
Revenues (note 20)	$1,056,032	$1,108,324	$3,099,973	$3,237,082
Cost of revenues (exclusive of depreciation and
amortization shown below)	638,659	682,585	1,865,569	2,017,440
Selling, general and administrative expenses	279,945	269,959	858,866	786,953
Depreciation	13,677	12,382	39,790	36,249
Amortization of intangible assets	37,486	32,760	111,659	89,630
Acquisition-related items (note 7)	15,366	26,290	53,502	50,738
Loss on disposal of operations (note 5)	-	318	2,282	27,358
Operating earnings	70,899	84,030	168,305	228,714

Interest expense, net	24,228	13,535	71,730	29,424
Earnings from equity accounted investments	(685)	(755)	(4,371)	(4,821)
Other (income) expense	(116)	1,629	(636)	1,505
Earnings before income tax	47,472	69,621	101,582	202,606
Income tax expense (note 17)	18,096	25,097	38,112	70,034
Net earnings	29,376	44,524	63,470	132,572

Non-controlling interest share of earnings	14,210	17,375	38,967	37,697
Non-controlling interest redemption increment (note 14)	(9,947)	15,121	26,393	71,126

Net earnings (loss) attributable to Company	$25,113	$12,028	$(1,890)	$23,749

Net earnings (loss) per common share (note 15)
Basic	$0.53	$0.28	$(0.04)	$0.55
Diluted	$0.53	$0.27	$(0.04)	$0.54

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Comprehensive Earnings (Loss)

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022
Net earnings	$29,376	$44,524	$63,470	$132,572
Other comprehensive earnings (loss), net of tax:
Change in foreign currency translation	(3,056)	(13,570)	(5,890)	(28,390)
Reclassification of accumulated foreign currency translation
on disposal of operations (note 5)	-	820	541	19,092
Unrealized gain on interest rate swaps, net of tax	4,103	5,087	8,638	6,011
Pension liability adjustments, net of tax	(26)	-	(283)	9
Total other comprehensive earnings (loss), net	1,021	(7,663)	3,006	(3,278)
Comprehensive earnings	30,397	36,861	66,476	129,294
Less: Comprehensive earnings attributable to non-controlling interests	8,635	42,226	69,149	127,603
Comprehensive earnings (loss) attributable to Company	$21,762	$(5,365)	$(2,673)	$1,691

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Balance Sheets

(Unaudited)

(in thousands of US dollars)

	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$168,600	$173,661
Restricted cash	69,991	25,381
Accounts receivable, net of allowance of $28,956 (December 31, 2022 - $25,332)	604,541	577,879
Contract assets (note 20)	83,765	91,924
Warehouse receivables (note 18)	54,957	29,623
Income tax recoverable	49,320	21,970
Prepaid expenses and other current assets	245,311	247,635
Real estate held for sale (note 6)	42,081	45,353
	1,318,566	1,213,426
Other receivables	11,231	12,461
Contract assets (note 20)	17,139	15,755
Other assets	168,299	138,510
Fixed assets	186,346	164,493
Operating lease right-of-use assets	361,408	341,623
Deferred tax assets, net	62,781	63,460
Intangible assets (note 8)	1,103,004	1,159,910
Goodwill	2,011,116	1,988,539
	3,921,324	3,884,751
	$5,239,890	$5,098,177
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$507,627	$503,189
Accrued compensation	501,799	625,565
Income tax payable	13,847	32,282
Contract liabilities (note 20)	57,413	25,616
Long-term debt - current (note 9)	3,976	1,360
Contingent acquisition consideration - current (note 18)	16,961	42,942
Warehouse credit facilities (note 11)	48,309	24,286
Operating lease liabilities	88,568	84,989
Liabilities related to real estate held for sale (note 6)	-	1,353
	1,238,500	1,341,582
Long-term debt (note 9)	1,638,650	1,437,739
Contingent acquisition consideration (note 18)	43,038	48,287
Operating lease liabilities	343,790	322,496
Other liabilities	108,612	91,105
Deferred tax liabilities, net	40,334	57,754
Convertible notes (note 10)	-	226,534
	2,174,424	2,183,915
Redeemable non-controlling interests (note 14)	1,073,379	1,079,306
Shareholders' equity
Common shares	1,102,449	845,680
Contributed surplus	117,694	104,504
Deficit	(393,166)	(384,199)
Accumulated other comprehensive loss	(77,071)	(76,288)
Total Company shareholders' equity	749,906	489,697
Non-controlling interests	3,681	3,677
Total shareholders' equity	753,587	493,374
	$5,239,890	$5,098,177
Commitments and contingencies (note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2023
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2022	42,933,156	$845,680	$104,504	$(384,199)	$(76,288)	$3,677	$493,374
Net earnings	-	-	-	63,470	-	-	63,470
Pension liability adjustment,
net of tax	-	-	-	-	(283)	-	(283)
Foreign currency translation loss	-	-	-	-	(5,890)	-	(5,890)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	8,638	-	8,638
Other comprehensive earnings
attributable to NCI	-	-	-	-	(3,789)	(16)	(3,805)
NCI share of earnings	-	-	-	(38,967)	-	2,381	(36,586)
NCI redemption increment	-	-	-	(26,393)	-	-	(26,393)
Distributions to NCI	-	-	-	-	-	(1,107)	(1,107)
Disposal of businesses, net	-	-	-	-	-	(44)	(44)
Reclass to net earnings on disposal
of operations (note 5)	-	-	-	-	541	(1,210)	(669)
Subsidiaries’ equity transactions	-	-	3,129	-	-	-	3,129
Subordinate Voting Shares:
Redemption of Convertible
Notes (note 10)	4,015,720	227,101	-	-	-	-	227,101
Stock option expense	-	-	16,726	-	-	-	16,726
Stock options exercised	338,875	29,668	(6,665)	-	-	-	23,003
Dividends	-	-	-	(7,077)	-	-	(7,077)
Balance, September 30, 2023	47,287,751	$1,102,449	$117,694	$(393,166)	$(77,071)	$3,681	$753,587

Three months ended September 30, 2023
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2023	47,179,376	$1,092,843	$112,707	$(418,279)	$(73,720)	$3,385	$716,936
Net earnings	-	-	-	29,376	-	-	29,376
Pension liability adjustment,
net of tax	-	-	-	-	(26)	-	(26)
Foreign currency translation loss	-	-	-	-	(3,056)	-	(3,056)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	4,103	-	4,103
Other comprehensive earnings
attributable to NCI	-	-	-	-	(4,372)	(293)	(4,665)
NCI share of earnings	-	-	-	(14,210)	-	715	(13,495)
NCI redemption increment	-	-	-	9,947	-	-	9,947
Distributions to NCI	-	-	-	-	-	(114)	(114)
Disposal of businesses, net	-	-	-	-	-	(12)	(12)
Subsidiaries’ equity transactions	-	-	1,648	-	-	-	1,648
Subordinate Voting Shares:
Stock option expense	-	-	5,513	-	-	-	5,513
Stock options exercised	108,375	9,606	(2,174)	-	-	-	7,432
Balance, September 30, 2023	47,287,751	$1,102,449	$117,694	$(393,166)	$(77,071)	$3,681	$753,587

  Colliers International Group Inc.

Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of US dollars, except share information)

Nine months ended September 30, 2022
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2021	44,054,744	$852,167	$79,407	$(279,724)	$(70,251)	$3,670	$585,269
Net earnings	-	-	-	132,572	-	-	132,572
Pension liability adjustment,
net of tax	-	-	-	-	9	-	9
Foreign currency translation loss	-	-	-	-	(28,390)	-	(28,390)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	6,011	-	6,011
Other comprehensive earnings
attributable to NCI	-	-	-	-	(18,780)	(73)	(18,853)
NCI share of earnings	-	-	-	(37,697)	-	2,023	(35,674)
NCI redemption increment	-	-	-	(71,126)	-	-	(71,126)
Distributions to NCI	-	-	-	-	-	(964)	(964)
Reclass to net earnings on disposal
of operations (note 5)	-	-	(93)	-	19,092	(419)	18,580
Subsidiaries’ equity transactions	-	-	8,417	-	-	-	8,417
Subordinate Voting Shares:
Stock option expense	-	-	14,081	-	-	-	14,081
Stock options exercised	240,625	15,754	(3,391)	-	-	-	12,363
Dividends	-	-	-	(6,493)	-	-	(6,493)
Purchased for cancellation	(1,087,839)	(21,287)	-	(113,217)	-	-	(134,504)
Balance, September 30, 2022	43,207,530	$846,634	$98,421	$(375,685)	$(92,309)	$4,237	$481,298

Three months ended September 30, 2022
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, June 30, 2022	43,276,930	$846,953	$94,060	$(381,307)	$(74,916)	$4,165	$488,955
Net earnings	-	-	-	44,524	-	-	44,524
Foreign currency translation loss	-	-	-	-	(13,570)	-	(13,570)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	5,087	-	5,087
Other comprehensive earnings
attributable to NCI	-	-	-	-	(9,730)	(96)	(9,826)
NCI share of earnings	-	-	-	(17,375)	-	675	(16,700)
NCI redemption increment	-	-	-	(15,121)	-	-	(15,121)
Distributions to NCI	-	-	-	-	-	(355)	(355)
Reclass to net earnings on disposal
of operations (note 5)	-	-	-	-	820	(152)	668
Subsidiaries’ equity transactions	-	-	(63)	-	-	-	(63)
Subordinate Voting Shares:
Stock option expense	-	-	4,730	-	-	-	4,730
Stock options exercised	19,000	1,413	(306)	-	-	-	1,107
Purchased for cancellation	(88,400)	(1,732)	-	(6,406)	-	-	(8,138)
Balance, September 30, 2022	43,207,530	$846,634	$98,421	$(375,685)	$(92,309)	$4,237	$481,298

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$29,376	$44,524	$63,470	$132,572

Items not affecting cash:
Depreciation and amortization	51,163	45,142	151,449	125,879
Loss on disposal of operations (note 5)	-	318	2,282	27,358
Gains attributable to mortgage servicing rights	(3,199)	(16,391)	(12,286)	(24,214)
Gains attributable to the fair value of mortgage
premiums and origination fees	(2,887)	(3,264)	(10,913)	(14,818)
Deferred tax	1,458	(5,005)	(20,446)	(16,198)
Earnings from equity accounted investments	(685)	(755)	(4,371)	(4,821)
Stock option expense (note 16)	5,513	4,730	16,726	14,081
Amortization of advisor loans	8,384	7,683	24,268	20,464
Contingent consideration (note 7)	11,202	20,746	43,451	35,741
Other	4,141	10,009	15,002	17,577
Increase in accounts receivable, prepaid expenses and other assets	(76,551)	(78,228)	(133,276)	(416,155)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(6,539)	857	(6,082)	(8,489)
Increase (decrease) in accrued compensation	28,442	44,593	(125,188)	(163,642)
Contingent acquisition consideration paid	(35,655)	(8,129)	(38,646)	(68,939)
Proceeds received on sale of mortgage loans	235,197	175,903	839,269	842,427
Principal funded on originated mortgage loans	(208,533)	(240,470)	(849,257)	(755,019)
Increase (decrease) in warehouse credit facilities	(21,700)	69,213	24,022	(66,491)
Sales to AR Facility, net (note 12)	23,026	5,364	29,084	151,217
Net cash provided by (used in) operating activities	42,153	76,840	8,558	(171,470)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(1,597)	(213,491)	(61,295)	(594,089)
Purchases of fixed assets	(19,349)	(18,391)	(60,411)	(41,807)
Advisor loans issued	(23,389)	(12,479)	(58,947)	(35,378)
Purchase of held for sale real estate assets	(8,989)	-	(49,565)	(117,042)
Proceeds from sale of held for sale real estate assets	6,369	-	50,369	48,505
Collections of AR facility deferred purchase price (note 12)	31,896	88,627	91,207	345,056
Other investing activities	5,136	57	11,151	(8,691)
Net cash used in investing activities	(9,923)	(155,677)	(77,491)	(403,446)

Financing activities
Increase in long-term debt	144,953	315,277	724,735	990,143
Repayment of long-term debt	(154,796)	(177,642)	(514,910)	(315,102)
Purchases of non-controlling interests' subsidiary shares, net	(8,256)	2,124	(24,589)	(31,433)
Contingent acquisition consideration paid	(13,274)	(13,412)	(14,356)	(55,623)
Proceeds received on exercise of stock options	7,432	1,108	23,003	12,364
Dividends paid to common shareholders	(7,077)	(6,492)	(13,517)	(13,100)
Distributions paid to non-controlling interests	(16,702)	(13,179)	(67,822)	(54,733)
Repurchases of Subordinate Voting Shares	-	-	-	(126,366)
Other financing activities	(50)	(8)	(902)	(3,106)
Net cash provided by (used in) financing activities	(47,770)	107,776	111,642	403,044

Effect of exchange rate changes on cash	(3,447)	(19,953)	(3,160)	(37,959)

Colliers International Group Inc.

Consolidated Statements of Cash Flows

(Unaudited)

(in thousands of US dollars)

	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022

Net change in cash, cash equivalents and restricted cash	(18,987)	8,986	39,549	(209,831)

Cash, cash equivalents and restricted cash, beginning of period	257,578	206,454	199,042	425,271
Cash, cash equivalents and restricted cash, end of period	$238,591	$215,440	$238,591	$215,440

The accompanying notes are an integral part of these interim consolidated financial statements.

Colliers International Group Inc.

Notes to Consolidated Financial Statements

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate professional services and investment management to corporate and institutional clients in 34 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary service lines are Outsourcing & Advisory, Investment Management (“IM”), Leasing and Capital Markets. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2022.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2023 and the results of operations and its cash flows for the three and nine months ended September 30, 2023 and 2022. All such adjustments are of a normal recurring nature. The results of operations for the nine-month period ended September 30, 2023, are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Contract Assets and Contract Liabilities from Contracts with Customers – Business Combinations

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Subtopic 805-10: Business Combinations). The ASU requires that recognition and measurement principles of ASC 606 Revenue Recognition be applied for contract assets and contract liabilities acquired in a business combination. The guidance in ASC 805 listing exceptions to recognition principle was amended to include contract assets and contract liabilities. The Company adopted the guidance effective January 1, 2023. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Recently issued accounting guidance, not yet adopted

Management has reviewed the recently issued accounting guidance and there are no standards that have not yet been adopted that are expected to have a material impact on the Company’s consolidated financial statements.

4.	Acquisitions

2023 Acquisitions

During the nine months ended September 30, 2023, the Company acquired controlling interests in three engineering and design (“E&D”) businesses. Two in Asia Pacific, Greenstone Group Ltd., a project management and property advisory firm in New Zealand and Craig & Rhodes Pty Limited, an engineering design and survey firm in Australia, and one in the Americas HILGARTWILSON, LLC, an engineering, planning and survey firm in the United States.

The acquisition date fair value of consideration transferred and the purchase price allocations are summarized as follows:

Aggregate
Acquisitions

Current assets, excluding cash	$16,159
Non-current assets	8,936
Current liabilities	6,594
Long-term liabilities	8,313
$10,188

Cash consideration, net of cash acquired of $7,268	$61,295
Acquisition date fair value of contingent consideration	3,962
Total purchase consideration	$65,257

Acquired intangible assets (note 8)
Finite life	$45,323
Goodwill	$33,937
Redeemable non-controlling interest (note 14)	$24,191

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are future growth prospects, assembled workforces and synergies with existing operations. For acquisitions completed during the nine months ended September 30, 2023, goodwill in the amount of $20,739 is deductible for income tax purposes (December 31, 2022 - $483,159).

2022 acquisitions

During the nine months ended September 30, 2022, the Company acquired controlling interests in eight businesses operating in the Americas, EMEA, Asia Pacific, and Investment Management. The acquisition date fair value of consideration transferred consisted of $594,089 in cash (net of cash acquired of $82,606).

Contingent acquisition consideration

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2023, was $59,999 (December 31, 2022 - $91,229). See note 18 for discussion on the fair value of contingent consideration. Contingent consideration where the seller is required to remain employed to be entitled to payment is considered to have a compensatory element and is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2023, was $87,849 (December 31, 2022 - $61,870). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the likelihood of achieving specified earnings levels over the contingency period, and ranges from $353,083 to a maximum of $410,547. These contingencies will expire during the period extending to September 2028.

5.	Business disposals

In June 2023, the Company exited part of its operations in Peru. In relation to exiting these operations, $9,739 of assets and $6,788 of liabilities, which largely consisted of working capital, were derecognized from the Company’s consolidated balance sheets. The proceeds received from the disposals were de minimus and in the three and nine-month periods ended September 30, 2023 the Company recognized a loss on disposal in the amount of $2,282.

In 2022, the Company discontinued its businesses in Russia, by way of a sale of its controlling interests to local management. The Company also sold four individually insignificant operations (EMEA – Morocco and Americas – Panama, Colombia and Costa Rica). The proceeds received from disposals were de minimus. During the three and nine-month periods end September 30, 2022, the Company recognized an aggregated loss on disposal of operations in the amount of $318 and $27,358 respectively.

6.	Real estate held for sale

From time to time, the Company’s Investment Management segment purchases real estate for placement into a fund. This typically occurs in the early stages of fundraising where temporary liquidity is needed to fund investment opportunities that arise prior to the availability of fund capital. The purchased assets are recorded as real estate held for sale prior to the ultimate sale to the identified fund. The transactions are not intended as an alternative source of operating earnings and the arrangements to sell the assets to a fund are generally structured not to generate any gain or loss.

In February 2023, the Company sold the portfolio of real estate held for sale as at December 31, 2022 to a newly established closed-end fund which is managed by the Company, without gain or loss.

In March 2023, the Company acquired controlling interests in two portfolios of land and buildings located in Europe (the “March 2023 RE Assets”). The Company expects to sell these portfolios, which are classified as held for sale, to a newly established closed-end fund which is managed by the Company, without gain or loss, before the end of 2023.

In July 2023, the Company acquired a controlling interest in a portfolio of land and buildings located in Europe (the “July 2023 RE Assets”). The Company sold the July 2023 RE Assets to a newly established closed-end fund which is managed by the Company, without gain or loss, during the third quarter of 2023.

As is customary for closed-end funds, the Company typically holds an equity interest of between 1% and 2% in these funds. There was no significant impact on net earnings related to real estate held for sale in the three months ended September 30, 2023, or 2022.

The following table summarizes the real estate held for sale.

	September 30,	December 31,
	2023	2022

Real estate held for sale
Real estate held for sale - current	$42,081	$45,353
Liabilities related to real estate held for sale - current	$-	$1,353

Net real estate held for sale	$42,081	$44,000

7.	Acquisition-related items

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
Transaction costs	$4,164	$5,544	$10,050	$14,997
Contingent consideration fair value adjustments (note 18)	(7,023)	16	(4,339)	4,902
Contingent consideration compensation expense (note 4)	18,225	20,730	47,791	30,839
	$15,366	$26,290	$53,502	$50,738

8.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

	Gross
	carrying	Accumulated
September 30, 2023	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,239	-	23,239
	$52,439	$-	$52,439
Finite life intangible assets:
Customer lists and relationships	$728,389	$230,587	$497,802
Investment management contracts	589,302	167,681	421,621
Mortgage servicing rights ("MSRs")	184,100	79,727	104,373
Trademarks and trade names	28,132	7,191	20,941
Management contracts and other	15,441	12,085	3,356
Backlog	9,248	6,776	2,472
	$1,554,612	$504,047	$1,050,565
	$1,607,051	$504,047	$1,103,004

	Gross
	carrying	Accumulated
December 31, 2022	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	23,285	-	23,285
	$52,485	$-	$52,485
Finite life intangible assets:
Customer lists and relationships	$695,007	$187,743	$507,264
Investment management contracts	589,885	126,904	462,981
Mortgage servicing rights ("MSRs")	170,213	65,771	104,442
Trademarks and trade names	27,702	4,389	23,313
Management contracts and other	15,426	10,635	4,791
Backlog	8,299	3,665	4,634
	$1,506,532	$399,107	$1,107,425
	$1,559,017	$399,107	$1,159,910

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the nine-month period ended September 30, 2023, or 2022.

The following table summarizes activity related to the Company’s mortgage servicing rights for the nine months ended September 30, 2023:

2023
Balance, January 1	$104,442
Additions, following the sale of loan	13,887
Amortization	(11,032)
Prepayments and write-offs	(2,924)
Balance, September 30	$104,373

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2023 (remaining three months)	$3,345	$31,601	$34,946
2024	11,990	112,392	124,382
2025	11,022	102,576	113,598
2026	10,356	98,721	109,077
2027	9,651	92,913	102,564
Thereafter	58,009	507,989	565,998
	$104,373	$946,192	$1,050,565

9.	Long-term debt

On May 27, 2022, the Company amended and extended the multi-currency, sustainability-linked senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,500,000. On April 28, 2023, the Company increased the Revolving Credit Facility by $250,000 to $1,750,000 as per the terms of the agreement. The Revolving Credit Facility has a 5-year term ending May 27, 2027, and bears interest at an applicable margin of 1.125% to 2.5% over floating reference rates, depending on financial leverage ratios. The applicable margin may be adjusted, annually, plus or minus 0.05% subject to achieving certain sustainability metrics. The weighted average interest rate on borrowings under the Revolving Credit Facility for the three months ended September 30, 2023 was 6.9% (2022 – 3.5%). The Revolving Credit Facility had $602,986 of available undrawn credit as at September 30, 2023 ($557,594 as at December 31, 2022). As at September 30, 2023, letters of credit in the amount of $12,525 were outstanding against the Revolving Credit Facility ($12,365 as at December 31, 2022). The Revolving Credit Facility requires a commitment fee of 0.11% to 0.35% of the unused portion, depending on financial leverage ratios.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes due 2028”), which are held by a group of institutional investors. The Senior Notes due 2028 have a 10-year term ending May 30, 2028.

The Company also has outstanding €125,000 and $150,000 of senior unsecured notes with fixed interest rates of 1.52% and 3.02%, respectively (the “Senior Notes due 2031”), which are held by a group of institutional investors. The Senior Notes due 2031 have a 10-year term ending October 7, 2031.

The Revolving Credit Facility, Senior Notes due 2028, and Senior Notes due 2031 rank equally in terms of seniority and have similar financial covenants, including leverage and interest coverage. The Company was in compliance with all covenants as of September 30, 2023. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

10.	Convertible notes

On April 4, 2023, the Company issued a notice of redemption to all holders of its 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”). Prior to June 30, 2023, $230,000 of Convertible Notes were converted and redeemed into 4,015,720 Subordinate Voting Shares. Accrued and unpaid interest for the period from December 1, 2022 to the redemption date of June 1, 2023 was paid.

Upon the conversion and redemption of Convertible Notes, the unamortized financing cost of $2,899 was settled as part of the Convertible Notes, in exchange for equity.

11.	Warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities:

		September 30, 2023		December 31, 2022
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - SOFR plus 1.40%	October 17, 2024	$275,000	$48,309	$125,000	$1,924
Facility B - SOFR plus 1.70%	On demand	125,000	-	125,000	7,619
Facility C - SOFR plus 1.60%	N/A	-	-	150,000	14,743
		$400,000	$48,309	$400,000	$24,286

Colliers Mortgage LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by any warehouse mortgages financed on the facilities.

On April 17, 2023, the Company terminated Facility C and amended Facility A to increase the borrowing capacity to $275,000 with the right to increase its borrowing capacity up to an additional $150,000. The amendment also modified the interest rate to SOFR plus 1.40% without any change in the maturity.

On October 17, 2023, the Company amended the financing agreement for Facility A to extend the maturity date to October 19, 2024.

12.	AR Facility

In April 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”). Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities in turn sell the Receivables to a third-party financial institution (the “Purchaser”).

On September 28, 2023, the Company expanded the committed availability of its AR Facility with two third-party financial institutions to $200,000, from $175,000, with the term expiring on October 24, 2024. As of September 30, 2023, the Company’s draw under the AR Facility was $197,977.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its wholly owned special purpose entities. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of September 30, 2023, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. As at September 30, 2023, the DPP was $89,404 (December 31, 2022 - $92,278) and was included in Prepaid expenses and other current assets on the Consolidated Balance Sheets. For the nine months ending September 30, 2023, Receivables sold under the AR Facility were $1,217,910 and cash collections from customers on Receivables sold were $1,188,312, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of September 30, 2023, the outstanding principal on trade accounts receivable, net of expected credit losses, sold under the AR Facility was $183,294; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $128,880. See note 18 for fair value information on the DPP.

For the nine months ended September 30, 2023, the Company recognized a gain related to Receivables sold of $33 (2022 - $205 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the nine months ended September 30, 2023, were $88,224.

13.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%). Equity co-investments are included in Other non-current assets on the Consolidated Balance Sheets.

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	September 30,	December 31,
	2023	2022
Equity accounted investments	$26,792	$22,361
Co-investment commitments	45,253	18,588
Maximum exposure to loss	$72,045	$40,949

14.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2023
Balance, January 1	$1,079,306
RNCI share of earnings	36,586
RNCI redemption increment	26,393
Distributions paid to RNCI	(67,197)
Purchase of interests from RNCI	(27,897)
Sale of interests to RNCI	1,997
RNCI recognized on business acquisitions	24,191
Balance, September 30	$1,073,379

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2023, was $969,859 (December 31, 2022 - $1,027,124). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2023, approximately 8,890,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

15.	Net earnings (loss) per common share

The earnings per share calculation cannot be anti-dilutive. The impact of stock options for the nine-month period ended September 30, 2023, which was calculated using the ‘treasury stock method’, is anti-dilutive as the numerator is in a loss position.

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes. The Convertible Notes were issued on May 19, 2020 and were fully converted or redeemed by June 1, 2023. (See note 10) The “if-converted” method is used if the impact of the assumed conversion is dilutive. When dilutive, the interest charges (net of income tax) recorded in relation to the Convertible Notes prior to conversion or redemption is adjusted from the numerator and the additional shares issuable on conversion of the Convertible Notes for the portion of the period while they were outstanding are added to the denominator of the earnings per share calculation. The “if-converted” method was anti-dilutive for the three-month and nine-month periods ended September 30, 2022.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands)	2023	2022	2023	2022
Net earnings (loss) attributable to Company	$25,113	$12,028	$(1,890)	$23,749
After-tax interest on Convertible Notes	-	-	(119)	-
Adjusted numerator considering the If-Converted Method	$25,113	$12,028	$(2,009)	$23,749

Weighted average common shares - Basic	47,206	43,283	45,122	43,558
Exercise of stock options	343	487	-	589
Conversion of Convertible Notes	-	-	382	-
Weighted average common shares - Diluted	47,549	43,770	45,504	44,147

16.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2023, there were 883,550 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

Stock option activity for the nine months ended September 30, 2023 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2022	3,053,000	$94.30
Granted	23,750	99.18
Exercised	(338,875)	67.88
Forfeited	(15,250)	123.91
Shares issuable under options -
September 30, 2023	2,722,625	$97.47	2.7	$23,024
Options exercisable - September 30, 2023	1,090,283	$86.70	1.8	$16,755

The amount of compensation expense recorded in the statement of earnings for the three and nine months ended September 30, 2023 was $5,513 and $16,726, respectively (2022 - $4,730 and $14,081). As of September 30, 2023, there was $25,724 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the nine-month period ended September 30, 2023, the fair value of options vested was $3,670 (2022 - $4,892).

17.	Income tax

The provision for income tax for the nine months ended September 30, 2023, reflected an effective tax rate of 37.5% (2022 - 34.6%) relative to the combined statutory rate of approximately 26.5% (2022 - 26.5%). The current year’s rate was impacted by the amortization of intangible assets and contingent acquisition consideration associated with an investment in a UK flowthrough entity, on which no tax benefit was recognizable.

18.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2023:

	Level 1	Level 2	Level 3
Assets
Cash equivalents	$3,933	$-	$-
Equity securities	5,882	5	-
Debt securities	-	17,077	-
Mortgage derivative assets	-	-	17,171
Warehouse receivables	-	54,957	-
Interest rate swap assets	-	17,867	-
Deferred Purchase Price on AR Facility	-	-	89,404
Total assets	$9,815	$89,906	$106,575

Liabilities
Mortgage derivative liabilities	$-	$-	$12,704
Contingent consideration liabilities	-	-	59,999
Total liabilities	$-	$-	$72,703

Other than the assets and liabilities acquired in relation to business combinations (see note 4), there were no significant non-recurring fair value measurements recorded during the nine months ended September 30, 2023.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Debt and equity securities

The Company records debt and equity securities at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Mortgage-related derivatives

Interest rate lock commitments and forward sale commitments are derivative instruments which use a discounted cash flow model and consider observable market data in determining their fair values, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans. The Company also considers the impact of unobservable inputs related to counterparty non-performance risk when measuring the fair value of these derivatives. Therefore, these mortgage-related derivatives are categorized as Level 3. The mortgage-related derivative assets and liabilities are included in Prepaid expenses and other current assets and Accounts payable and accrued expenses, respectively, on the consolidated balance sheets.

Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sale commitments and the Company’s historical experience, management does not believe the risk of non-performance is significant. An increase in counterparty non-performance risk assumptions would result in a lower fair value measurement.

Changes in the fair value of the net mortgage derivative assets and liabilities comprises the following:

2023
Balance, January 1	$6,949
Settlements	(35,667)
Realized gains recorded in earnings	17,266
Unrealized gains recorded in earnings	15,919
Balance, September 30	$4,467

Warehouse receivables

Warehouse receivables represent mortgage loans originated by the Company with commitments to sell to third party investors. Principal funded on mortgage loans plus gains attributable to the fair value of mortgage premiums and origination fees increase warehouse receivables and proceeds received from the sale of mortgage loans to third party investors reduce warehouse receivables. As at September 30, 2023, all warehouse facility liabilities are supported by mortgage warehouse receivables which are under commitment to be purchased by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 5.0% depending upon the aging of the Receivables. See note 12 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2023
Balance, January 1	$92,278
Additions to DPP	88,224
Collections on DPP	(91,207)
Fair value adjustment	33
Foreign exchange and other	76
Balance, September 30	$89,404

Interest rate swaps

The Company has entered into interest rate swap agreements (“IRS”) to convert floating interest on US dollar denominated debt to fixed interest rates. The interest rate swaps are measured at fair value and are included in Other assets on the consolidated balance sheets. The table below summarizes the details of the interest rate swaps in place as at September 30, 2023.

	Effective	Maturity	Notional Amount	Interest rates
	Date	Date	of US dollar debt	Floating	Fixed
2022 IRS A	July 15, 2022	May 27, 2027	$150,000	SOFR	2.8020%
2022 IRS B	December 21, 2022	May 27, 2027	$250,000	SOFR	3.5920%
2023 IRS	April 28, 2023	May 27, 2027	$100,000	SOFR	3.7250%

2022 IRS A, 2022 IRS B and 2023 IRS (collectively the “Designated IRSs”) are being accounted for as cash flow hedges and are measured at fair value on the consolidated balance sheets. Gains or losses on the Designated IRSs, which are determined to be effective as hedges, are reported in accumulated other comprehensive income (“AOCI”).

In the three months and nine months ended September 30, 2023, nil and $825 of the AOCI, respectively, was included in interest expense on the consolidated statements of earnings (2022 - $644 and $1,889) associated with an IRS that was entered into in December 2018 and which was dedesignated as a hedging relationship on July 1, 2021. This IRS matured on April 30, 2023.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 3.5% to 10.3%, with a weighted average of 5.6%). The wide range of discount rates is attributable to the level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $1,900. See note 4 for discussion on contingent acquisition consideration.

Changes in the fair value of the contingent consideration liability comprises the following:

2023
Balance, January 1	$91,229
Amounts recognized on acquisitions	3,962
Fair value adjustments (note 7)	(4,339)
Resolved and settled in cash	(31,197)
Other	344
Balance, September 30	$59,999

Less: current portion	$16,961
Non-current portion	$43,038

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms. These fair value measurements use a net present value approach; significant model inputs were expected future cash outflows and discount rates which are Level 3 inputs within the fair value hierarchy.

The carrying amount and the estimated fair value of Senior Notes and Convertible Notes are presented in the table below. Interest rate yield curves, interest rate indices and market prices (Level 2 inputs within the fair value hierarchy) are used in determining the fair value of the Senior Notes and Convertible Notes.

	September 30, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$503,036	$406,698	$506,533	$414,195
Convertible Notes (note 10)	-	-	226,534	366,183

19.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts accrued, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae Delegated Underwriting & Servicing Program (the “DUS Program”). Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 18, the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2023, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4,854,000. As at September 30, 2023, the loss reserve was $13,694 (December 31, 2022 - $14,470) and was included within Other liabilities on the Consolidated Balance Sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and HUD, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At September 30, 2023, Colliers Mortgage was in compliance with all such requirements.

20.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and operating segment as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Three months ended September 30,

2023
Leasing	$184,754	$32,062	$32,965	$-	$-	$249,781
Capital Markets	109,801	23,177	27,315	-	-	160,293
E&D and Project management	169,158	62,739	31,069	-	-	262,966
Property management	82,266	20,094	29,328	-	-	131,688
Valuation and advisory	47,510	33,718	21,682	-	-	102,910
IM - Advisory and other	-	-	-	118,117	-	118,117
IM - Incentive Fees	-	-	-	600	-	600
Other	25,776	2,222	1,567	-	112	29,677
Total Revenue	$619,265	$174,012	$143,926	$118,717	$112	$1,056,032

2022
Leasing	$210,551	$32,065	$31,098	$-	$-	$273,714
Capital Markets	194,687	38,378	42,641	-	-	275,706
E&D and Project management	133,629	46,580	22,956	-	-	203,165
Property management	74,292	15,979	30,809	-	-	121,080
Valuation and advisory	60,634	30,256	22,120	-	-	113,010
IM - Advisory and other	-	-	-	96,070	-	96,070
IM - Incentive Fees	-	-	-	-	-	-
Other	21,265	940	3,221	-	153	25,579
Total Revenue	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324

Nine months ended September 30,

2023
Leasing	$567,420	$88,031	$89,401	$-	$-	$744,852
Capital Markets	347,983	64,926	82,140	-	-	495,049
E&D and Project management	475,428	175,725	84,724	-	-	735,877
Property management	240,139	59,814	86,117	-	-	386,070
Valuation and advisory	132,993	97,593	68,238	-	-	298,824
IM - Advisory and other	-	-	-	357,723	-	357,723
IM - Incentive Fees	-	-	-	600	-	600
Other	68,185	5,112	7,314	-	367	80,978
Total Revenue	$1,832,148	$491,201	$417,934	$358,323	$367	$3,099,973

2022
Leasing	$613,746	$97,975	$76,661	$-	$-	$788,382
Capital Markets	610,929	117,451	109,502	-	-	837,882
E&D and Project management	385,797	127,918	55,462	-	-	569,177
Property management	217,583	49,816	98,347	-	-	365,746
Valuation and advisory	184,774	90,412	64,936	-	-	340,122
IM - Advisory and other	-	-	-	230,944	-	230,944
IM - Incentive Fees	-	-	-	26,630	-	26,630
Other	64,638	3,222	9,921	21	397	78,199
Total Revenue	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In the three months and nine months ended September 30, 2023, $7,909 and $29,398 of Capital Markets revenue (2022 - $22,998 and $49,594) and $11,784 and $33,513 of Other Revenue (2022 - $14,176 and $42,053) respectively, was excluded from the scope of ASC 606. Substantially all of these revenues were included within the Americas segment.

Contract balances

As at September 30, 2023, the Company had contract assets totaling $100,904 of which $83,765 was current ($107,679 as at December 31, 2022 - of which $91,924 was current). During the nine months ended September 30, 2023, approximately 85% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 12).

As at September 30, 2023, the Company had contract liabilities (all current) totaling $57,413 ($25,616 as at December 31, 2022). $1,119 and $19,771 of the contract liability balance at the beginning of the year was recognized to revenue in the three and nine months ended September 30, 2023, respectively (2022 - $793 and $25,960).

Certain constrained revenues may arise from services that began in a prior reporting period. Consequently, a portion of the revenues the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of Leasing and Capital Markets revenue recognized in a period had previously been constrained and substantially all investment management incentive fees recognized in the period were previously constrained.

21.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the unallocated costs of global administrative functions and the corporate head office. Operating earnings (loss) for the three and nine month periods ended September 30, 2023, include losses on disposal of the Company’s operations of nil and $2,282, respectively (2022 - $318 and 27,358). The losses on disposal in 2023 are all in the Americas and substantially all of the losses in 2022 were in EMEA (see note 5).

OPERATING SEGMENTS
			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Three months ended September 30

2023
Revenues	$619,265	$174,012	$143,926	$118,717	$112	$1,056,032
Depreciation and amortization	22,996	6,819	2,937	17,823	588	51,163
Operating earnings (loss)	42,021	6,676	12,134	20,388	(10,320)	70,899

2022
Revenues	$695,058	$164,198	$152,845	$96,070	$153	$1,108,324
Depreciation and amortization	21,274	6,527	2,361	14,161	819	45,142
Operating earnings (loss)	59,945	6,098	17,451	19,515	(18,979)	84,030

			Asia
	Americas	EMEA	Pacific	IM	Corporate	Consolidated

Nine months ended September 30

2023
Revenues	$1,832,148	$491,201	$417,934	$358,323	$367	$3,099,973
Depreciation and amortization	62,758	24,595	8,718	53,512	1,866	151,449
Operating earnings (loss)	121,342	(23,411)	36,727	61,599	(27,952)	168,305

2022
Revenues	$2,077,467	$486,794	$414,829	$257,595	$397	$3,237,082
Depreciation and amortization	66,949	19,989	6,217	30,346	2,378	125,879
Operating earnings (loss)	202,360	(20,473)	43,234	55,886	(52,293)	228,714

Geographic information

Revenues in each geographic region are reported by customer locations except for Investment Management where revenues are reported by the location of the fund management.

GEOGRAPHIC INFORMATION
	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022
United States
Revenues	$571,354	$652,370	$1,728,995	$1,902,830
Total long-lived assets			2,308,705	1,787,694

Canada
Revenues	$110,211	$104,051	$317,753	$350,320
Total long-lived assets			80,238	76,170

Euro currency countries
Revenues	$89,509	$95,430	$273,937	$283,392
Total long-lived assets			355,774	334,633

Australia
Revenues	$67,443	$70,210	$195,105	$185,682
Total long-lived assets			111,720	109,133

United Kingdom
Revenues	$68,024	$59,599	$184,356	$144,809
Total long-lived assets			520,920	523,486

China
Revenues	$18,847	$21,957	$57,954	$67,497
Total long-lived assets			8,552	7,835

Other
Revenues	$130,644	$104,707	$341,873	$302,552
Total long-lived assets			275,965	136,126

Consolidated
Revenues	$1,056,032	$1,108,324	$3,099,973	$3,237,082
Total long-lived assets			3,661,874	2,975,077

COLLIERS INTERNATIONAL GROUP INC.

Management's Discussion & Analysis

Third Quarter | September 30, 2023

Accelerating success.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the nine months ended September 30, 2023

(in US dollars)

November 8, 2023

The following management’s discussion and analysis (“MD&A”) should be read together with the unaudited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and nine months ended September 30, 2023 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2022. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine months ended September 30, 2023 and up to and including November 8, 2023.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “local currency revenue growth rate”, “internal revenue growth rate”, “adjusted EBITDA”, “adjusted EPS”, “free cash flow” and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the three months ended September 30, 2023 were $1.06 billion, a decrease of 5% versus the prior year quarter (6% in local currency). The decline was attributable to lower market driven activity in Capital Markets and, to a lesser extent, Leasing partly offset by robust growth in Investment Management and Outsourcing & Advisory revenues. The GAAP diluted earnings per share were $0.53 as compared to $0.27 in the prior year quarter. Adjusted earnings per share, which exclude acquisition-related costs, non-controlling interest redemption increment, loss on disposal of operations and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $1.19 relative to $1.41 in the prior year quarter. The decrease was attributable to (i) lower revenues; (ii) higher interest expense from increased debt levels resulting from recent acquisition activity and higher floating interest rates as well as (iii) higher non-controlling interest share of earnings of acquired businesses. GAAP diluted net earnings per share and adjusted net earnings per share for the three months ended September 30, 2023 were favourably impacted approximately $0.02 and $0.02, respectively, by changes in foreign exchange rates.

In April 2023, the Company acquired Greenstone Group Limited, a project management and property advisory firm in New Zealand. The business rebranded as “Colliers Project Leaders” and will integrate into our New Zealand operations.

In May 2023, the Company acquired Craig & Rhodes Pty Limited, a multi-discipline engineering, design and survey firm in Australia. The business rebranded as “Colliers Engineering & Design” and will integrate into our existing operations in Australia.

In May 2023, the Company also acquired HILGARTWILSON, LLC, an Arizona-based engineering, planning and survey firm. The business will rebrand and be integrated into our US Colliers Engineering & Design operations.

	Three months ended		Change	Change	Nine months ended		Change	Change
(in thousands of US$)	September 30		in US$	in LC	September 30		in US$	in LC
(LC = local currency)	2023	2022	%	%	2023	2022	%	%

Outsourcing & Advisory	$527,241	462,834	14%	12%	$1,501,749	1,353,244	11%	12%
Investment Management (1)	118,717	96,070	24%	23%	358,323	257,574	39%	39%
Leasing	249,781	273,714	-9%	-9%	744,852	788,382	-6%	-5%
Capital Markets	160,293	275,706	-42%	-42%	495,049	837,882	-41%	-40%
Total revenues	$1,056,032	1,108,324	-5%	-6%	$3,099,973	3,237,082	-4%	-4%

(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 22% and 55% for the three and nine months ended September 30, 2023, respectively.

Results of operations – three months ended September 30, 2023

For the three months ended September 30, 2023, revenues were $1.06 billion, 5% lower than the comparable prior year quarter (6% in local currency) on a market driven decline in Capital Markets and, to a lesser extent, Leasing, partly offset by robust growth in Investment Management and Outsourcing & Advisory. Internally generated revenues declined 10% while acquisitions contributed 4% to local currency revenue growth.

Operating earnings for the third quarter were $70.9 million versus $84.0 million in the prior year quarter. The operating earnings margin was 6.7% as compared to 7.6% in the prior year quarter, primarily attributable to a decline in higher margin transactional revenues as well as higher amortization expense related to recent acquisitions. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) of $144.9 million was flat versus $145.1 million reported in the prior year quarter with the decline in transactional revenues offset by (i) higher Investment Management and Outsourcing & Advisory revenues as well as (ii) the favourable impact of recent acquisitions. The Adjusted EBITDA margin was 13.7% in the quarter as compared to 13.1% in the prior year quarter.

Depreciation expense was $13.7 million relative to $12.4 million in the prior year quarter with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $37.5 million, versus $32.8 million recorded in the prior year quarter with the increase attributable mainly to intangible assets acquired with recent business acquisitions.

Net interest expense was $24.2 million, versus $13.5 million recorded in the prior year quarter. The increase in interest expense was attributable to higher usage of the Revolving Credit Facility and higher reference rates relative to the prior year quarter on our floating rate debt. The average interest rate on debt during the period was 5.1%, relative to 3.8% in the prior year quarter.

Consolidated income tax expense for the quarter was $18.1 million, relative to $25.1 million in the prior year quarter. The current quarter’s effective tax rate of 38.1% versus 36.0% in the prior year quarter. Both the current and prior year period tax rate was impacted by the outside basis difference in an investment in the United Kingdom on which a deferred tax benefit could not be recognized.

Net earnings for the quarter were $29.4 million versus $44.5 million in the prior year quarter.

Revenues in the Americas region totalled $619.3 million down 11% (11% in local currency) versus $695.1 million in the comparative prior year quarter. The decline was attributable to lower market driven transaction activity, primarily in Capital Markets and, to a lesser extent, Leasing. Outsourcing & Advisory revenues were up, driven by internal growth in Engineering & Design, Project Management and Property Management as well as the favourable impact of recent acquisitions. Adjusted EBITDA was $68.6 million, up 3% (2% in local currency) relative to the prior year quarter based upon service mix, cost controls and the favourable impact from recent acquisitions. GAAP operating earnings were $42.0 million, relative to $59.9 million in the prior year quarter and were primarily impacted by changes in non-cash gains attributable to mortgage servicing rights.

Revenues in the EMEA region totalled $174.0 million, up 6% (down 2% in local currency) compared to $164.2 million in the prior year quarter. The local currency decline was primarily attributable to a significantly lower Capital Markets activity, particularly in Germany and the Nordics, mostly offset by higher Outsourcing & Advisory revenues (including recent acquisitions). Foreign exchange tailwinds favourably impacted revenues by 8%. Adjusted EBITDA was $7.6 million, down 43% (51% in local currency) compared to $13.3 million in the prior year quarter, attributable to the reduction in higher-margin Capital Markets revenues across the region. The GAAP operating earnings were $6.7 million compared to $6.1 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $143.9 million compared to $152.8 million in the prior year quarter, down 6% (3% in local currency), driven by lower Capital Markets activity, partly offset by recent acquisitions. Foreign exchange headwinds impacted revenues by 3%. Adjusted EBITDA was $15.8 million, down 25% (22% in local currency) primarily on changes in service mix. GAAP operating earnings were $12.1 million, versus $17.5 million in the prior year quarter.

Investment Management revenues were $118.7 million compared to $96.1 million in the prior year quarter, up 24% (23% in local currency). Passthrough revenues (from historical carried interest) were $0.6 million versus nil in the prior year quarter. Excluding the impact of carried interest, revenue was up 23% (22% in local currency) driven by both acquisitions and management fee growth from increased assets under management (“AUM”). Adjusted EBITDA was $55.2 million, up 50% (49% in local currency) compared to the prior year quarter. GAAP operating earnings were $20.4 million in the quarter, versus $19.5 million in the prior year quarter. AUM were $98.5 billion as of September 30, 2023 compared to $97.7 billion as of December 31, 2022.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.3 million in the third quarter, relative to earnings of $7.0 million in the prior year quarter, primarily attributable to foreign exchange gains in the prior year period. The corporate GAAP operating loss for the quarter was $10.3 million relative to $19.0 million in the third quarter of 2022.

Results of operations – nine months ended September 30, 2023

For the nine months ended September 30, 2023, revenues were $3.1 billion, down 4% compared to the prior year (4% in local currency). Internally generated revenues were down 10% on significantly lower Capital Markets activity, consistent with overall market conditions. Investment Management and Outsourcing & Advisory delivered solid growth. Acquisitions contributed 6% to local currency revenue growth versus the prior year period.

Operating earnings for the nine months ended September 30, 2023 were $168.3 million relative to $228.7 million in the prior year period. The operating earnings margin was 5.4% versus 7.1% in the prior year period. The decrease in margin was attributable to (i) service mix, which was impacted by a lower proportion of higher margin transactional revenues; and (ii) an $11.7 million gain on termination of a lease in the Americas in the prior year period. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $396.6 million, down 7% versus $427.8 million in the prior year period. The Adjusted EBITDA margin was 12.8% compared to 13.2% in the prior year period.

Depreciation expense was $39.8 million relative to $36.2 million in the prior year period, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $111.7 million relative to $89.6 million in the prior year period, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $71.7 million compared to $29.4 million in the prior year period. The average interest rate on our debt during the period was 4.7%, versus 3.5% in the prior year period.

Consolidated income tax expense for the nine months ended September 30, 2023 was $38.1 million, relative to $70.0 million in the prior year period. The effective tax rate was 37.5% compared to 34.6% in the prior year period. The current period tax rate was impacted by the outside basis difference in an investment in the United Kingdom on which a deferred tax benefit could not be recognized.

Net earnings for the nine months ended September 30, 2023 were $63.5 million compared to $132.6 million in the prior year period.

Revenues in the Americas region totalled $1.83 billion for the nine months ended September 30, 2023 compared to $2.08 billion in the prior year period, down 12% (11% in local currency). The revenue decline was largely driven by a significant market driven decline in Capital Markets revenue, and, to a lesser extent, Leasing. The decline was partly offset by internal growth in Outsourcing & Advisory revenues, primarily from Engineering & Design and Project Management and the favourable impact of recent acquisitions. Adjusted EBITDA was $192.1 million, down 23% (23% in local currency) from $249.4 million in the prior year, impacted by (i) changes in service mix; (ii) benefit from cost control actions, and (iii) an $11.7 million gain on the termination of a lease which favourably impacted the prior year period. GAAP operating earnings were $121.3 million, versus $202.4 million in 2022.

EMEA region revenues were $491.2 million for the nine months ended September 30, 2023 compared to $486.8 million in the prior year period, up 1% (down 1% in local currency). Local currency revenue mix shifted significantly, with lower Capital Markets and Leasing revenues due to difficult macroeconomic conditions, almost fully offset by higher Outsourcing & Advisory revenues (including recent acquisitions). Foreign exchange tailwinds positively impacted revenues by 2%. Adjusted EBITDA was $2.6 million, relative to $32.6 million in the prior year period on significantly lower higher-margin Capital Markets revenues. The GAAP operating loss was $23.4 million compared to $20.5 million in the prior year period.

The Asia Pacific region generated revenues of $417.9 million for the nine months ended September 30, 2023 compared to $414.8 million in the prior year period, up 1% (6% in local currency). Both Leasing and Outsourcing & Advisory revenues (including recent acquisitions) were up, partly offset by continued decline in Capital Markets activity consistent with the market conditions in the region. Foreign exchange headwinds impacted revenues by 5%. Adjusted EBITDA was $46.9 million, down 8% (3% in local currency) versus $50.8 million in the prior year period. GAAP operating earnings were $36.7 million, versus $43.2 million in the prior year period.

Investment Management revenues were $358.3 million compared to $257.6 million in the prior year period, up 39% (39% in local currency). Pass-through carried interest revenues from historical carried interest were $0.6 million in the current period, versus $26.6 million in the prior year period. Excluding the impact of pass-through revenue, revenues were up 55% (55% in local currency) and were positively impacted by (i) acquisitions and (ii) fundraising across all investment strategies which led to increased management fees. Adjusted EBITDA was $160.1 million, up 72% (72% in local currency), relative to $92.9 million in the prior year period. GAAP operating earnings were $61.6 million, versus $55.9 million in the prior year period.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.1 million relative to earnings of $2.1 million in the prior year period, primarily related to foreign exchange gains in the prior year period. The corporate GAAP operating loss was $28.0 million, relative to $52.3 million in the prior year period.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2023, 2022 and 2021

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032
Operating earnings	22,144	75,262	70,899
Net earnings (loss)	(907)	35,001	29,376
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53

Year ended December 31, 2022
Revenues	$1,000,912	$1,127,846	$1,108,324	$1,222,405
Operating earnings	40,834	103,850	84,030	103,782
Net earnings	21,317	66,731	44,524	61,972
Basic net earnings (loss) per common share	(0.42)	0.70	0.28	0.52
Diluted net earnings (loss) per common share	(0.42)	0.67	0.27	0.51

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756	$1,345,465
Operating earnings (loss) [1]	39,956	(385,777)	75,966	138,354
Net earnings (loss)	24,807	(412,601)	50,496	99,741
Basic net earnings (loss) per common share	0.11	(10.53)	0.41	0.98
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40	0.92

Other data [2]
Adjusted EBITDA - 2023	$104,623	$147,080	$144,912
Adjusted EBITDA - 2022	121,461	161,313	145,065	$202,686
Adjusted EBITDA - 2021	92,129	136,558	123,641	192,010
Adjusted EPS - 2023	0.86	1.31	1.19
Adjusted EPS - 2022	1.44	1.84	1.41	2.31
Adjusted EPS - 2021	1.04	1.58	1.27	2.25

1 Operating loss for Q2 2021 reflects the settlement of the Long Term Incentive Arrangement with the Company's Chairman and Chief Executive Officer, which resulted in a charge of $471,928

2 See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 24% of consolidated annual revenues for 2022. Variations can be caused by business acquisitions which alter the consolidated service mix.

Outlook for 2023

Since the Company’s previous report, further declines in transaction velocity have occurred and accordingly the outlook has been revised to adapt to this more challenging environment. For the seasonally strongest fourth quarter, the Company now expects Capital Markets and Leasing revenues to be down relative to the prior year quarter. The Company continues to expect robust growth (including the impact of recent acquisitions) in its high value recurring service lines, Investment Management and Outsourcing & Advisory. The Investment Management fundraising environment is also expected to remain challenging through the remainder of the year but should improve in 2024.

The favourable impact of cost control measures across the Company is expected to continue, mitigating lower transaction activity. Adjusted EPS is expected to be impacted by increased interest expense as well as a larger proportion of earnings growth generated from non-wholly owned operations.

The outlook for 2023, including the impact of acquisitions completed to date, is as follows:

		Outlook for 2023
Measure	2022	Revised	Prior
Revenue	$4.5 billion	$4.3 billion - $4.4 billion	$4.4 billion - $4.6 billion
AEBITDA	$630.5 million	$580 million - $610 million	$670 million - $720 million
AEPS	$6.99	$5.10 - $5.50	$6.70 - $7.50

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical and related factors.

Liquidity and capital resources

Net cash provided by operating activities for the nine months ended September 30, 2023 was $8.6 million, versus usage of $171.5 million used in the prior year period. The increase in cash from operations was driven primarily by lower working capital usage as well as lower contingent acquisition consideration paid. We believe that cash from operations and other existing resources, including our $1.75 billion multi-currency Revolving Credit Facility, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2023, capital expenditures were $60.4 million (September 30, 2022 - $41.8 million). Capital expenditures for the year ending December 31, 2023 are expected to be between $80-$85 million, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2022 and are expected to be funded by cash on hand.

Net indebtedness is considered a supplementary financial measure and as of September 30, 2023 was $1.47 billion, versus $1.27 billion as of December 31, 2022. Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding the Convertible Notes and warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of September 30, 2023, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.4x (1.8x as of December 31, 2022), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of September 30, 2023 and, based on our outlook for 2023, we expect to remain in compliance with these covenants.

The Company’s Revolving Credit Facility matures in May 2027. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework available on corporate.colliers.com. These targets include: i) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); ii) increasing female representation in management roles and iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. We met our annual sustainability targets for 2022, and as of July 27, 2023, we achieved a full five basis point reduction in the borrowing cost on our Revolving Credit Facility.

In April 2023 the Company increased its borrowing capacity under its Revolving Credit Facility by $250 million to $1.75 billion. As of September 30, 2023, the Company had $603.0 million of unused credit under the Revolving Credit Facility.

On April 4, 2023, the Company issued a notice of redemption to all holders of its Convertible Notes due 2025 (“Convertible Notes”). The applicable redemption date was June 1, 2023 (the “Redemption Date”), and the Company, in accordance with the terms and conditions of the indenture governing the Convertible Notes, satisfied its obligations in connection with any redeemed Convertible Notes by issuing an amount of Subordinate Voting Shares per US$1,000 of redeemed principal amount that is calculated based on the average of daily volume-weighted average trading prices of the Shares for the thirty trading day period ending on May 24, 2023. Substantially all of the Convertible Notes were converted into Subordinate Voting Shares, prior to the Redemption Date, at an average conversion rate of 17.7607 shares per US$1,000 of principal amount, which is equivalent to a conversion price of approximately $56.30 per share. All remaining Convertible Notes were redeemed on June 1, 2023.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On September 28, 2023, the Company expanded the committed availability of its account receivable facility (“AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions to $200 million from $175 million, with a term extending to October 24, 2024. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of September 30, 2023, the Company’s draw under the AR Facility was $198.0 million.

During 2022, the Company acquired certain real estate assets in the US in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, were transferred to the respective funds during the first quarter of 2023, without gain or loss. Also, in the first and third quarters of 2023, the Company acquired real estate assets located in Europe. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet as of September 30, 2023. We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 16, 2023, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 30, 2023, paid on July 14, 2023. Total common share dividends paid by the Company during the nine months ended September 30, 2023 were $13.5 million.

During the nine months ended September 30, 2023, the Company invested cash in acquisitions as follows: $61.3 million in acquisitions, $26.6 million in purchases of redeemable non-controlling interest and $53.0 million in contingent consideration payments. All acquisitions during the nine-month period were funded from borrowings on the Revolving Credit Facility and cash on hand (See Note 4 in our consolidated financial statements). The Company expects to fund any future acquisitions from borrowings on the Revolving Credit Facility and cash on hand.

As at September 30, 2023, in relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $410.5 million (December 31, 2022 - $422.0 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2023 was $60.0 million (December 31, 2022 - $91.2 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at September 30, 2023 was $87.8 million (December 31, 2022 - $61.9 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods, which extend to September 2028. We estimate that approximately 86% of the contingent consideration outstanding as of September 30, 2023 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2023:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,641,128	$3,246	$335	$1,356,203	$281,344
Warehouse credit facilities	48,309	48,309	-	-	-
Interest on long-term debt (1)	75,830	11,748	23,026	21,326	19,730
Finance lease obligations	1,498	730	738	30	-
Contingent acquisition consideration(2)	59,999	16,961	35,891	7,030	117
Operating leases obligations	558,735	108,721	169,554	108,623	171,837
Purchase commitments	67,476	29,975	25,412	2,942	9,147
Co-investment Commitments	45,253	45,253	-	-	-
Total contractual obligations	$2,498,228	$264,943	$254,956	$1,496,154	$482,175
(1)	Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $287.8 million of interest payments, $78.7 million of which will be made in the next 12 months.
(2)	Estimated fair value as at September 30, 2023.

At September 30, 2023, we had commercial commitments totaling $12.5 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $969.9 million as of September 30, 2023 (December 31, 2022 - $1.03 billion). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2023, the RNCI recorded on the balance sheet was $1.07 billion (December 31, 2022 - $1.08 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the nine months ended September 30, 2023 would be $0.91, and the accretion to adjusted EPS would be $0.32.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified eight critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.	Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.	Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of September 30, 2023, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4.9 billion. As at September 30, 2023, the loss reserve was $13.7 million (December 31, 2022 - $14.5 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$29,376	$44,524	$63,470	$132,572
Income tax	18,096	25,097	38,112	70,034
Other income, including equity earnings from non-consolidated investments	(801)	874	(5,007)	(3,316)
Interest expense, net	24,228	13,535	71,730	29,424
Operating earnings	70,899	84,030	168,305	228,714
Loss on disposal of operations	-	318	2,282	27,358
Depreciation and amortization	51,163	45,142	151,449	125,879
Gains attributable to MSRs	(3,199)	(16,391)	(12,286)	(24,214)
Equity earnings from non-consolidated investments	685	755	4,371	4,821
Acquisition-related items	15,366	26,290	53,502	50,738
Restructuring costs	4,485	191	12,266	462
Stock-based compensation expense	5,513	4,730	16,726	14,081
Adjusted EBITDA	$144,912	$145,065	$396,615	$427,839

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$29,376	$44,524	$63,470	$132,572
Non-controlling interest share of earnings	(14,210)	(17,375)	(38,967)	(37,697)
Interest on Convertible Notes	-	2,300	2,861	6,900
Loss on disposal of operations	-	318	2,282	27,358
Amortization of intangible assets	37,486	32,760	111,659	89,630
Gains attributable to MSRs	(3,199)	(16,391)	(12,286)	(24,214)
Acquisition-related items	15,366	26,290	53,502	50,738
Restructuring costs	4,485	191	12,266	462
Stock-based compensation expense	5,513	4,730	16,726	14,081
Income tax on adjustments	(11,853)	(6,341)	(35,046)	(22,651)
Non-controlling interest on adjustments	(6,207)	(3,519)	(17,133)	(11,458)
Adjusted net earnings	$56,757	$67,487	$159,334	$225,721

	Three months ended		Nine months ended
	September 30		September 30
(in US$)	2023	2022	2023	2022

Diluted net earnings (loss) per common share(1)	$0.53	$0.25	$(0.04)	$0.49
Interest on Convertible Notes, net of tax	-	0.04	0.04	0.11
Non-controlling interest redemption increment	(0.21)	0.32	0.56	1.48
Loss on disposal of operations	-	-	0.05	0.56
Amortization expense, net of tax	0.49	0.42	1.45	1.13
Gains attributable to MSRs, net of tax	(0.04)	(0.19)	(0.15)	(0.28)
Acquisition-related items	0.26	0.49	0.97	0.94
Restructuring costs, net of tax	0.07	-	0.19	-
Stock-based compensation expense, net of tax	0.09	0.08	0.29	0.26
Adjusted EPS	$1.19	$1.41	$3.36	$4.69

Diluted weighted average shares for Adjusted EPS (thousands)	47,549	47,743	47,480	48,121

(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of US$)	2023	2022	2023	2022

Net cash provided by (used in) operating activities	$42,153	$76,840	$8,558	$(171,470)
Contingent acquisition consideration paid	35,655	8,129	38,646	68,939
Purchase of fixed assets	(19,349)	(18,391)	(60,411)	(41,807)
Cash collections on AR Facility deferred purchase price	31,896	88,627	91,207	345,056
Distributions paid to non-controlling interests	(16,702)	(13,179)	(67,822)	(54,733)
Free cash flow	$73,653	$142,026	$10,178	$145,985

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently adopted accounting guidance

Contract Assets and Contract Liabilities from Contracts with Customers – Business Combinations

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Subtopic 805-10: Business Combinations). The ASU requires that recognition and measurement principles of ASC 606 Revenue Recognition be applied for contract assets and contract liabilities acquired in a business combination. The guidance in ASC 805 listing exceptions to recognition principle was amended to include contract assets and contract liabilities. The Company adopted the guidance effective January 1, 2023. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. In December 2018 (amended in May 2022), the Company entered into interest rate swap agreements to convert the SOFR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.6026% plus the applicable margin. These swaps matured on April 30, 2023.

In July and December 2022, the Company entered into similar interest rate swap agreements (the “2022 IRS”) to hedge an additional $150.0 million and $250.0 million of US dollar borrowings under the Revolving Credit Facility at fixed interest rates of 2.8020% and 3.5920%, respectively. In April 2023, the Company entered into another similar swap agreement (the “2023 IRS”) to hedge an additional $100.0 million of US dollar borrowings under the Revolving Credit Facility at a fixed interest rate of 3.7250%. The 2022 IRS and 2023 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the balance sheet. Gains or losses on the 2022 IRS and 2023 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at September 30, 2023, the Company had $2.2 million of loans receivable from shareholders of subsidiaries (December 31, 2022 - $3.6 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 7.53%. These loans are due on demand or mature on various dates up to 2028 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 45,962,057 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,722,625 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 17, 2023, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2023 to July 19, 2024. The Company may repurchase up to 4,000,000 Subordinate Voting Shares on the open market pursuant to the NCIB.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at September 30, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at September 30, 2023.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at September 30, 2023, our internal control over financial reporting was effective.

During the three months ended September 30, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2023, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
•	The continuing impact and aftermath of the global COVID-19 pandemic and its related impact on economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
•	The effect of significant movements in average capitalization rates across different property types.
•	A change in or loss of our relationship with US government agencies.
•	Defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and Servicing Program.
•	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.

•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.